McMILLAN BINCH

02 MAR -8 AM 8:09

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Reply Attention of *Chung H. Yue*
Direct Line *(416) 865-7296*
Internet Address *Cyue@mcbinch.com*
Our File No. *0056106*
Date *February 27, 2002*

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

02015753

SUPPL

Dear Mesdames/Sirs:

Re: Boliden AB
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of February 1, 2002 through the date of this letter:

1. News release – Boliden Q4 and Year 2001, February 5, 2002.

Yours truly,

Chung H. Yue
Law Clerk

Enclosure

K:\SEC\CHY\BOLIDEN\LETSEC48.DOC

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

dw 3/8

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business/Financial Editors:

Boliden Q4 and Year 2001

(Figures in parenthesis refer to corresponding figures for 2000)

- The operating result for the fourth quarter amounted to -78 million SEK (-4 482 million SEK) and totalled -949 million SEK (-4 937 million SEK) for the year.
- Increased production at Ronnskar and a stronger US dollar had a positive effect on operating result, while lower metal prices, lower treatment and refining charges and reduced mining production had a negative effect on operating result.
- A write-up of Ronnskar took place at the turn of the year. The write-up did not have an effect on income for the year, but has increased shareholders' equity by a net amount of 2 066 million SEK.
- Boliden AB is the new parent company of the Boliden group, following the transfer of the corporate headquarters and legal domicile back to Sweden.
- Effective December 5, 2001, Boliden AB shares are listed on Stockholmsborsen's O-list.

TORONTO, Feb. 5 /CNW/ -

<<

	Fourth Quarter		Total	
Financial Statement Million SEK (unless otherwise stated)	2001	2000	2001	2000
Revenues	2 426	2 852	10 250	9 825
Operating result	-78	-4 482	-949	-4 937
Operating margins (%)	-3,2	n.a	-9,3	n.a
Earnings after financial items	-320	-4 833	-3 756	-5 745
Net result for period	16	-3 826	-2 237	-4 737

FILE NO.

82-4707

Earnings / share (1,2) SEK	0,19	-44,59	-26,08	-55,19
Return on capital employed (%)	-1,3	-44,8	-12,8	-53,8
Items affecting comparability (IAC)(3)	15	-4 433	-724	-4 835
Operating result excluding IAC	-93	-49	-225	-102
Operating margins excluding IAC (%)	-3,8	-1,7	-2,2	-1,0
Earnings / share excluding IAC (2,3) SEK	0,01	7,08	-17,64	1,16
Cash provided by operating activities			-2 340	-710

Metal Prices (average LME/LBM)			% Change			% Change
Copper (US$/lb)	0,65	0,84	-23%	0,72	0,82	-13%
Zinc (US$/lb)	0,35	0,49	-29%	0,40	0,51	-21%
Lead (US$/lb)	0,21	0,21	-	0,22	0,21	5%
Gold (US$/oz)	278	269	3%	271	279	-3%
Silver (US$/oz)	4,29	4,72	-9%	4,37	4,95	-12%

Exchange Rates (average)						
US$/SEK	10,57	9,90	7%	10,34	9,17	13%

----

1 For items affecting comparability see page 11 of this Fourth Quarter Report 2001.
2 Full dilution results in a substantial decrease of earnings per share. Dilution according to options delivered by Boliden Limited gives the right to retain shares in Boliden AB. The options give the right to hold a maximum of 371 703 newly issued shares in Boliden AB.
3 See page 9 for accounting policies.

>>

President's Statement.

For the fourth quarter 2001, Boliden achieved an operating result of -78 million SEK, compared to -4 482 million SEK for the corresponding period of the previous year. Full year operating result for 2001 totaled -949 million SEK, compared to -4 937 million SEK for 2000. These results include a number of items affecting comparability and relate to the ongoing restructuring of the Boliden group. Boliden's underlying operational result for the year has been boosted by increased production at the Ronnskar facility and a stronger US dollar but has been offset by substantially lower metal prices, lower smelting and refining charges and reduced production from mining operations.

The decrease in the rate of world economic growth has resulted in lower demand for base metals in 2001. At the same time, total production has continued to grow, raising inventories in world markets. In all, these have

had a negative effect on the prices of base metals. As 2001 drew to a close, many producers announced output cutbacks, mine closures and the postponement of new mining projects.

Boliden implemented a major restructuring of the group during the year. The aim was to improve the company's financial strength and operational flexibility through the disposal of assets and closure of operations, reduction of costs and increased productivity. The summer's two new share issues raised a total of 2,6 billion SEK and gave Boliden a new financial base making it possible for us to set our sights on the future. Based on an external appraisal, our assets at Ronnskar were written up which increased shareholders' equity by a net amount of 2 066 million SEK. The write-up is part of an adjustment in our capital structure and does not affect our income.

In the mining sector, we have made substantial changes in our foreign mining operations this year, through disposals, closures and suspension of production.

In July 2001, the Lomas Bayas copper project in Chile was sold. In September, production ceased as planned at the Los Frailes mine in Spain and, in December, Boliden reached agreement with the local authorities and the workforce regarding the closure of the mine. In November, the Laisvall mine closed after being depleted. The future of the Myra Falls mine in Canada, where production was halted in December, is presently under review. Operations at the remaining mines in Sweden have met or exceeded expectations despite lower production at the Aitik mine. In 2002, the Storliden deposits in the Skelleftea Field will make a positive contribution to Boliden's mining operations. The mine is owned by North Atlantic Natural Resources (NAN). Boliden operates the Storliden project in a joint venture with NAN and runs the mine on a contract basis.

Smelting operations at Ronnskar and Bergsoe continued to improve during the year. The Ronnskar production is now being trimmed to maintain a stable and sustainable level, after the major expansion that was completed in 2000. In 2001, Ronnskar achieved record production of copper and gold.

Fabrication operations have been negatively affected by lower output of brass products, mainly in the United Kingdom, where a comprehensive range of measures is now being initiated. In January 2002, Boliden acquired the assets of a Dutch copper tubing manufacturer, which significantly reinforces our position in the European sanitary tubing market. Technology sales through Boliden Contech have shown improvement throughout the year.

In the fall, Boliden welcomed a new board of directors and, in December, Boliden moved its headquarters back to Sweden. Following this move, Boliden AB is the new parent company of the Boliden group and effective December 5, 2001, the Boliden AB's stock has been listed on Stockholmsborsen's O-list.

The board, management and all Boliden employees are continuing their efforts to restructure the company in order to ensure that, in the long-term, Boliden will generate sustainable profits to strengthen our financial position and raise our operational flexibility.

Jan Johansson
CEO and President

Important Events 2001

Feb Boliden sells its 50% stake in the Norzink smelter to Finnish Outokumpu Oyj.

May Boliden's board approves a new share issue to fund the refinancing and restructuring of the company.

Jun Jan Johansson named as new president.
Boliden sells the Lomas Bayas copper project in Chile, with effect from January 1, 2001.

Aug New share issue gives Boliden a capital injection of 2.6 billion

SEK.
Boliden's new currency hedge program comes into effect and the existing program is closed and realized.

Sep New board named.
Production ceases at the Los Frailes mine in Spain.
The write-down of the Myra Falls mine in Canada, amounting to 1 159 million SEK, takes place in the third quarter.

Oct The Laisvall mine closes after being depleted.

Nov Extraordinary shareholders' meeting of Boliden Limited approves transfer of Boliden's headquarters and legal domicile from Canada to Sweden.

Dec In conjunction with the move, Boliden AB becomes the new parent company of the Boliden group. Boliden AB shares are listed on Stockholmsborsen's O-list with a secondary listing on the Toronto stock exchange in Canada.
The majority of Boliden's loans are changed to Swedish kronor from US dollars.
Production is temporarily halted at the Myra Falls mine in Canada.
Boliden reaches agreement with local authorities and workforce regarding the closure of the Los Frailes mine in Spain.

Financial Statement

Boliden's revenues for the fourth quarter amounted to 2 426 million SEK (2 852 million SEK) and revenues for the year totaled 10 250 million SEK (9 825 million SEK). Fourth quarter operating result amounted to -78 million SEK (-4 482 million SEK) accounting for an operating margin of -3,2%. Operating result for 2001 amounted to -949 million SEK (-4 937 million SEK). These amounts include items affecting comparability from the ongoing restructuring of the company. Boliden's underlying result has been positively affected by increased production at the Ronnskar complex and a stronger US dollar. At the same time, there were negative effects from substantially lower metal prices, diminished production from mining operations and lower smelting and refining charges for the fourth quarter as well as for 2001 compared to corresponding period for the previous year. See page 11 for the items affecting comparability.

<<

	Fourth Quarter		Total	
Financial Statement Million SEK (unless otherwise stated)	2001	2000	2001	2000
Revenues	2 426	2 852	10 250	9 825
Operating result	-78	-4 482	-949	-4 937
Operating margins (%)	-3,2	n.a	-9,3	n.a
Earnings after financial items	-320	-4 833	-3 756	-5 745
Operating result	16	-3 826	-2 237	-4 737
Items affecting comparability (IAC)(4)	15	-4 433	-724	-4 835
Operating result excluding IAC	-93	-49	-225	-102
Operating margins excluding IAC (%)	-3,8	-1,7	-2,2	-1,0

FILE NO. 82-4707

>>

Fourth quarter earnings after financial items amounted to -320 million SEK (-4 833 million SEK). For 2001, earnings after financial items amounted to -3 756 million SEK (-5 744 million SEK). In the third quarter, Boliden terminated its old currency hedge contracts which had negatively affected net earnings by -1 471 million SEK. Since the third quarter Boliden has been using a new hedging program.

----

4 For IAC see page 11 of this Fourth Quarter Report 2001.

The company's income tax provisions for the year mainly concerns deferred taxes pertaining to tax reductions for deficits and deferred tax claims realized in conjunction with the disposal of subsidiaries in 2001.

Markets

The Metal Market

The main metals produced by Boliden have fallen in price, both in the fourth quarter of 2001 and for the year as a whole, compared to the corresponding periods of the previous year. Boliden's exposure to fluctuations in metal prices is significant, since only a limited amount are hedged.

Lower metal prices resulted partly from slower world economic growth in 2001, causing lower demand, while at the same time, world metal production has risen, contributing to a build up of inventories.

<<

Metal Prices (average LDM/LBM)	Fourth Quarter 2001	Fourth Quarter 2000	% Change	Total 2001	Total 2000	% Change
Copper (US$/lb)	0,65	0,84	-23%	0,72	0,82	-13%
Zinc (US$/lb)	0,35	0,49	-29%	0,40	0,51	-21%
Lead (US$/lb)	0,21	0,21	-	0,22	0,21	5%
Gold (US$/oz)	278	269	3%	271	279	-3%
Silver (US$/oz)	4,29	4,72	-9%	4,37	4,95	-12%

Currency Market

In 2001, the Swedish krona continued to weaken against the US dollar, which has had a positive effect for Boliden since most of the costs are in SEK while revenues are predominantly in US dollars. In the fall, Boliden implemented a new hedge program and as a result, 60% of the company's estimated US dollar revenues, forwarded for three years, are secured via futures, 25% secured via options and 15% are not secured.

Rate of Exchange (average)	Fourth Quarter 2001	Fourth Quarter 2000	Total 2001	Total 2000
US$/SEK	10,57	9,90	10,34	9,17

Financial Statement per Business Area

Operating result for the various business areas within Boliden, for the fourth quarter and for the year are as follows:

Operating result per Business Area, Million SEK	Fourth Quarter 2001	Fourth Quarter 2000	Total 2001	Total 2000
Mining	-18	-158	-300	-424
Smelting	107	87	111	271
Fabrication	8	36	14	63
Other	-190	-14	-50	-12
Operating result excluding IAC	-93	-49	-225	-102
Items affecting comparability	15	-4 433	-724	-4 835
Operating result	-78	-4 482	-949	-4 937

Mining

For the fourth quarter, Boliden's mining operations showed an operating result, excluding items affecting comparability, of -18 million SEK (-158 million SEK). For 2001, operating result, excluding items affecting comparability, amounted to -300 million SEK (-424 million SEK). Operating result has been positively affected by the new currency program introduced in the fourth quarter and negatively affected by substantially lower production during the fourth quarter and for the year as a whole, compared to the corresponding periods of the previous year.

Mining, Million SEK	Fourth Quarter 2001	Fourth Quarter 2000	Total 2001	Total 2000
Revenues	520	558	2 197	2 217
Operating result excluding IAC (5)	-18	-158	-300	-424
Depreciation	78	115	477	436
Capital expenditures	127	156	474	390

Boliden's mines produce primarily copper, zinc, lead, gold and silver.

The total production of copper was lower for both the fourth quarter as well as for 2001, compared to the corresponding periods of the previous year, a consequence of lower production from Aitik and Myra Falls.

Zinc production was lower in the fourth quarter and for 2001, compared to the corresponding periods of the previous year, a consequence of the closure of the Los Frailes mine in Spain at the end of September. In December, Boliden made public an agreement with the local authorities and the workforce regarding the closure of the Spanish mine. The plan agreed by the parties has not yet been put into action.

In October, production ceased at the Laisvall mine, which had become fully depleted. A temporary halt in production was called in December at the Myra Falls mine in Canada.

FILE NO. 82-4707

Metal Production Total and per Mine	Fourth Quarter 2001	Fourth Quarter 2000	% change	Total 2001	Total 2000	% change
Total						
Copper (tonnes)	19 599	23 896	-18%	88 935	98 409	-10%
Zinc (tonnes)	30 785	63 647	-52%	211 162	247 180	-15%
Lead (tonnes)	9 022	30 273	-70%	85 991	121 324	-29%
Gold (ounces)	43 166	41 121	5%	165 015	138 683	19%
Silver (thousand ounces)	1 638	2 615	-37%	8 865	9 855	-10%
Boliden Area						
Copper (tonnes)	2 861	2 600	10%	9 551	9 190	4%
Zinc (tonnes)	11 603	14 092	-18%	49 633	55 067	-10%
Lead (tonnes)	347	810	-57%	3 162	2 963	7%
Gold (ounces)	23 795	18 238	30%	80 769	54 076	49%
Silver (thousand ounces)	486	603	-19%	2 098	2 039	3%
Garpenberg						
Copper (tonnes)	179	219	-18%	760	842	-10%
Zinc (tonnes)	8 236	9 231	-11%	34 084	33 333	2%
Lead (tonnes)	3 201	3 950	-19%	14 081	14 384	-2%
Gold (ounces)	2 048	3 090	-34%	9 343	10 787	-13%
Silver (thousand ounces)	687	974	-29%	3 337	3 409	-2%

5 See page 11 for items affecting comparability.

Metal Production per Mine	Fourth Quarter 2001	Fourth Quarter 2000	% change	Total 2001	Total 2000	% change
Aitik						
Copper (tonnes)	14 717	16 656	-12%	63 940	67 828	-6%
Gold (ounces)	13 899	12 976	7%	54 589	49 563	10%
Silver (thousand ounces)	357	355	1%	1 561	1 820	-14%
Laisvall						
Zinc (tonnes)	1 100	3 343	-67%	10 561	13 010	-19%
Lead (tonnes)	5 474	15 373	-64%	44 182	63 665	-31%
Silver (thousand ounces)	43	111	-61%	340	462	-26%
Myra Falls						
Copper (tonnes)	1 842	3 422	-46%	13 167	17 501	-25%
Zinc (tonnes)	9 846	12 961	-24%	57 892	52 172	11%
Gold (ounces)	3 424	6 817	-50%	20 314	24 257	-16%
Silver (thousand ounces)	65	154	-58%	388	525	-26%
Los Frailes						
Copper (tonnes)	0	999		1 517	3 048	-50%

Zinc (tonnes)	0	24 020	58 992	93 598	-37%
Lead (tonnes)	0	10 140	24 566	40 312	-39%
Silver (thousand ounces)	0	418	1 141	1 600	-29%

Smelting

For the fourth quarter, the smelting business area achieved an operating result, excluding items affecting comparability, of 107 million SEK (87 million SEK). For 2001, operating result, excluding items affecting comparability, amounted to 111 million SEK (271 million SEK). Operating result was positively affected by higher production levels at Ronnskar and negatively affected by lower smelting and refining returns (TC's/RC's) for the fourth quarter as well as for 2001, compared to the corresponding periods of the previous year. The new currency hedge program has also positively affected operating result during the fourth quarter 2001.

	Fourth Quarter		Total	
Smelting, Million SEK	2001	2000	2001	2000
Revenues	1 724	1 767	6 710	5 597
Operating result excluding IAC (6)	107	87	111	271
Depreciation	60	49	227	146
Capital expenditure	43	154	152	807

Boliden's smelters (Ronnskar, Bergsoe) produce mostly copper, zinc clinker, lead and precious metals. The investments made in expanding Ronnskar (the Ronnskar +200 project), completed in August 2000, have had a positive effect on production in 2001. Copper production capacity increased by approximately 70% while product costs per ton decreased significantly.

----

6 See page 11 for items affecting comparability.

	Fourth Quarter			Total		
Metal Production	2001	2000	% change	2001	2000	% change
Copper (tonnes)	57 368	44 378	29%	216 237	133 118	62%
Zinc clinker (tonnes)	8 336	8 939	-7%	35 095	31 141	13%
Lead (tonnes)	8 922	6 991	28%	31 313	30 699	2%
Gold (kg)	4 744	2 697	76%	14 102	8 640	63%
Silver (kg)	86 203	90 290	-5%	319 890	359 535	-11%
Lead alloys, Bergsoe (tonnes)	12 588	12 483	1%	44 295	47 399	-7%

Fabrication

The fabrication business area, specializing in copper tubing and brass rods, showed for the fourth quarter, an operating result, excluding items

affecting comparability, of 8 million SEK (36 million SEK). For 2001 operati result excluding items affecting comparability, reached 14 million SEK (63 million SEK). Operations were affected negatively by lower output of brass products, mainly in the United Kingdom, where a comprehensive range of measures is now being initiated. In January 2002, Boliden acquired the assets of a Dutch copper tubing manufacturer, which significantly reinforces our position in the European sanitary tubing market.

	Fourth Quarter		Total	
Fabrication, Million SEK	2001	2000	2001	2000
Revenues	563	746	2 412	2 326
Operating earnings excluding IAC (7)	8	36	14	63
Depreciation	14	16	57	57
Capital expenditure	7	6	25	35

Technology Sales

Boliden Contech, which markets and sells technology solutions primarily to smelters, has progressed well in 2001. The company sealed a number of large deals in 2001, among them in Russia and China.

---

7 See page 11 for items affecting comparability.

2001 Result Compared to 2000

The group restructuring carried out during the year has no major effect on the comparability of earnings for 2000 and 2001, apart from the minority interest in the net results. In 2000, results from Boliden Apirsa S.L., Boliden Barbados Ltd. and Boliden Limited were not included, while in 2001 these entities were only included for one month, i.e. after the corporate restructuring.

In 2001, costs classified as items affecting comparability have decreased substantially, considering that in 2000 provisions and write-downs were made for Boliden's commitments in Lomas Bayas and Boliden Apirsa S.L. On the other hand, 2001 net result has been negatively affected by extraordinary financial costs such as the premature termination of the old currency hedging contracts as well as conversion costs for loans previously denominated in US dollars.

Capital Assets

During the year, Boliden re-appraised certain capital assets. In conjunction with the reconstruction process, there was a write-down of the Myra Falls mine of 1 159 million SEK. Boliden also initiated an independent appraisal of the Ronnskar smelter, and it has been appreciated with 2 869 million SEK, increasing shareholders' equity with 2 066 million SEK.

Cash Flow

Operating activities showed a negative cash flow for 2001 of 2 340 million SEK, which can be attributed to the negative results during the period. The company has also had substantial disbursements in connection with the refinancing and the restructuring.

Investment activities show a positive cash flow during 2001 of 1 049 million SEK. In addition to investments of 665 million SEK, there was a

contribution of 1 712 million SEK from the sale of subsidiary companies.

Financial activities have given a positive cash flow of 1 682 million SE during 2001, mainly due to a capital injection by shareholders of 1 649 million SEK.

Personnel

At the end of 2001, the average number of employees was 3 746. During the year, Boliden decreased its workforce by 689, mostly as a consequence of operations that were closed.

Other

Accounting Policies

This Fourth Quarter Report 2001 has been prepared in accordance with the Swedish Accounting Council's Recommendation No. 20 - Quarterly Reports, as well as other recommendations and statements, with the exception of the recommendation concerning earnings per share (see below for explanation). The previous quarterly reports concerning Boliden AB's former parent company, Boliden Ltd were prepared according to Canadian accounting principles.

On November 29, 2001, at an extraordinary shareholders' meeting, the decision was made to exchange an equal proportion of Boliden Limited shares for shares in Boliden AB. In conjunction with this, Boliden AB issued shares that increased share capital by 235 million SEK. With the new issue, which is part of the capital management program, Boliden AB has increased its shareholders' equity by a further 909 million SEK, which corresponds to book value of the net assets that was contributed from Boliden Limited to Boliden AB, in connection with the new issue.

Through the internal group restructuring, Boliden AB has increased the number of shares from 1 000 at the start of the year to 85 811 638 shares by year end. Since the increase in the number of shares is a result of internal corporate restructuring, we have chosen not to follow the Accounting Council's recommendations regarding the calculation of earnings per share. This calculation has instead been based on the number of shares outstanding at the end of year.

In August 2001, Boliden completed the refinancing of the greater part of its long-term credit facilities. Debts are now largely held in Swedish kronor and, according to accepted accounting principles, are classified as short-term, due to the fact that certain key ratios specified by the debt statutes have not yet been reached. In this regard, Boliden has received a waiver after year end, but according to the loan agreement, they will be repaid in 2003 - 2006. These credit facilities have been secured by, among other things, shares in subsidiary companies as well as company and property mortgages. The loan agreement also contains certain negative pledge clauses.

Shareholders' Meeting

Boliden's ordinary shareholders' meeting will take place on Monday, April 29, 2002.

Dividend

At the shareholders' meeting, Boliden's board intends to recommend that no dividend be paid out for 2001.

Annual Report

Boliden's annual report will be released in April 2002, and will be available at the Boliden headquarters in Stockholm, Sweden.

Stockholm, February 5, 2002

Jan Johansson
President

The Fourth Quarter Report 2001 has not been an object of special scrutiny

82-4707

for Boliden's auditors.

The next report will be issued April 29, 2002.

For more information please contact:
Jan Johansson, CEO and President Phone +46-8 610 16 02
Mobile +46-70 555 02 02
Ulf Soderstrom, VP Public Relations Phone +46-8 610 15 57
Mobile +46-70 618 95 95

Boliden's website: www.boliden.se

Income Statements

Group	Fourth Quarter		Total	
Million SEK	2001	2000	2001	2000
Revenues	2 426	2 852	10 250	9 825
Cost of goods sold	-2 287	-2 685	-9 686	-9 142
Gross result	139	167	564	683
Selling expenses	-84	-113	-373	-395
Administrative expenses	-137	-80	-361	-314
Research & development costs	-33	-31	-107	-116
Items affecting comparability	15	-4 433	-724	-4 835
Other operating income and expenses	22	8	52	45
Result from non-consolidated companies	0	0	0	-5
Operating result	-78	-4 482	-949	-4 937
Financial items, net	-242	-351	-2 807	-808
Earnings after financial items	-320	-4 833	-3 756	-5 745
Taxes	331	652	562	630
Minority shares in earnings	5	355	957(8)	378
Net result	16	-3 826	-2 237	-4 737

Earnings Excluding IAC	Fourth Quarter		Total	
Million SEK	2001	2000	2001	2000
Operating result excluding IAC	-93	-49	-225	-102
Earnings after financial items excluding IAC	-335	-400	-3 032	-910
Net result excluding IAC	1	607	-1 513	98

Earnings per Share	Fourth Quarter		Total	
SEK	2001	2000	2001	2000
Earnings per share	0,19	-44,59	-26,08	-55,19
Earnings per share, excluding IAC	0,01	-7,08	-17,64	1,16
Number of shares,(9),(10)	85 811 638		85 811 638	

(8) Boliden Westmin Canada Ltd was consolidated as a wholly-owned subsidiary of Boliden AB in December 2001. Boliden Limited's share (about 48%) of losses for January - November 2001 remains as a positive minority share in the corporation's 2001 finances.

(9) For items affecting comparability see page 11 of this Fourth Quarter Report 2001.

(10) Full dilution results in a substantial decrease of earnings per share. Dilution according to options delivered by Boliden Limited gives the right to retain shares in Boliden AB. The options give the right to hold a maximum of 371 703 newly issued shares in Boliden AB

Items Affecting Comparability	Fourth Quarter		Total	
Million SEK	2001	2000	2001	2000
Write-down Myra Falls			-1 159	
Write-down Lomas Bayas		-3 858		-3 858
Provision for Apirsa receivable		-501		-903
Capital gain Norzink			478	
Reserves for special measures		-200		-200
SPP-funds		119		119
Other	15	7	-43	7
	15	-4 433	-724	-4 835

Consolidated Balance Sheet

Group Million SEK	Dec 31 2001	Dec 31 2000
Intangible capital assets	8	9
Tangible capital assets	7 728	7 599
Deferred taxes	239	602
Interest-bearing financial investments	2	21
Other financial capital assets	87	325
Inventories	1 387	1 740
Interest-bearing receivables	6	0
Other receivables	932	1 370
Cash and short-term Capital expenditure	787	391
Total assets	11 176	12 057
Shareholders' equity	2 527	78
Minority shares	1	8
Pension reserves	430	390
Provisions	636	623
Interest bearing long-term debts	124	2 214
Other long-term liabilities	5	144
Interest bearing short-term debts	5 044	6 167
Other short-term liabilities	2 409	2 433
Liabilities and shareholders' equity	11 176	12 057

Specification of Changes in Shareholders' Equity
Million SEK

Opening balance Jan 1, 2001	78

Shareholders' contribution	1 649
New share issue(11)	235
Changes due to restructuring in 2001(11)	909
Appreciation of capital assets	2 066
Net result	-2 237
Translation differences	-173
Closing balance Dec 31, 2001	2 527

(11) For more details see accounting policies, page 9.

Key Ratios	2001	2000
Capital expenditure in capital assets, million SEK	665	1 429
Capital employed, million SEK	7 039	7 772
Net debt, million SEK	-4 803	-8 358
% return on capital employed	-12,8	-53,8
% return on equity	-171,8	-268,9
% equity ratio	22,6	0,6

CASH FLOW STATEMENT

	Jan 1, 2001 Dec 31, 2001	Jan 1,2000 Dec 31, 2000
Cash used in operating activities	-2 340	-710
Cash provided by (used in) investing activities	1 049	-1 267
Cash provided by financing activities	1 682	1 919
Cash provided (used) during the period	391	-58
Cash and short-term Capital expenditure, beginning of period	391	436
Translation differences	5	13
Cash and short-term Capital expenditure	787	391

Liquid Assets

The following components are included as liquid assets:

Cash and bank	507	148
Short-term Capital expenditure	280	243
	---	---
	787	391

INFORMATION BY BUSINESS AREA

REVENUES

Business Areas	Fourth Quarter		Total	
MSEK	2001	2000	2001	2000
Mines	520	558	2 197	2 217
Smelters	1 724	1 767	6 710	5 597
Fabrication	563	746	2 412	2 326

82-4707

Others, including eliminations	-381	-219	-1 069	-315
Group	2 426	2 852	10 250	9 825

OPERATING RESULT

Business Areas	Fourth Quarter		Total	
MSEK	2001	2000	2001	2000
Mines	-18	-158	-300	-424
Smelters	107	87	111	271
Fabrication	8	36	14	63
Others, including eliminations	-190	-14	-50	-12
Operating result excluding IAC	-93	-49	-225	-102
IAC	15	-4 433	-724	-4 835
Corporate	-78	-4 482	-949	-4 937

CAPITAL EXPENDITURE

Business Areas	Fourth Quarter		Total	
MSEK	2001	2000	2001	2000
Mines	127	156	474	390
Smelters	43	154	152	807
Fabrication	7	6	25	35
Others	3	92	14	197
Capital expenditure	180	408	665	1 429

DEPRECIATION

Business Areas	Fourth Quarter		Total	
MSEK	2001	2000	2001	2000
Mines	78	115	477	436
Smelters	60	49	227	146
Fabrication	14	16	57	57
Others	18	96	76	347
Depreciation	170	276	837	986

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For further information: please contact: Jan Johansson, CEO and President, Phone: +46-8 610 16 02, Mobile: +46-70 555 02 02; Ulf Soderstrom, VP Public Relations, Phone: +46-8 610 15 57, Mobile: +46-70 618 95 95, Boliden's website: www.boliden.se